AKP 3/7/03

03012857

NITED STATES
D EXCHANGE COMMISSION
hington, D.C. 20549

3-6-03

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SEC MAIL PROCESSING
RECEIVED
MAR 03 2003
WASH, D.C. 165 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47257

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Interactive Brokers LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Pickwick Plaza
(No. and Street)

Greenwich	Connecticut	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Dooley (203) 618-5746
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	06830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

MAR 1 0 2003

AFFIRMATION

We, Thomas Peterffy and Douglas Madonia affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Interactive Brokers LLC for the year ended December 31, 2002, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/26/03

Signature Date

President

Title

2/26/03

Signature Date

Treasurer

Title

Notary Public

BRADFORD JACOBOWITZ
NOTARY PUBLIC, STATE OF CONNECTICUT
MY COMMISSION EXPIRES JUNE 30, 2003

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Managing Member and Members of
Interactive Brokers LLC
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of Interactive Brokers LLC (the "Company") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Interactive Brokers LLC at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 14, 2003

INTERACTIVE BROKERS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 11,767,816
Cash and securities - segregated under federal and other regulations	464,221,905
Securities purchased under agreement to resell with an affiliate	42,046,898
Securities borrowed from an affiliate	30,486,802
Securities owned - pledged as collateral	55,812,316
Receivable from customers	29,028,316
Receivable from brokers, dealers and clearing organizations	8,489,860
Receivable from affiliates	15,230,851
Other assets	7,207,862
TOTAL ASSETS	$664,292,626

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:	
Payables to customers	$519,003,375
Securities sold under agreement to repurchase with an affiliate	24,761,712
Due to affiliates	6,446,841
Payables to brokers, dealers and clearing organizations	3,270,929
Accounts payable, accrued expenses and other liabilities	5,121,380
Total liabilities	558,604,237
MEMBERS' CAPITAL	105,688,389
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$664,292,626

See notes to statement of financial condition.

INTERACTIVE BROKERS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

1. ORGANIZATION AND NATURE OF BUSINESS

Interactive Brokers LLC (the "Company"), a Connecticut limited liability company, is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of various securities and commodities exchanges and the National Association of Securities Dealers, Inc. The Company is also a member of the National Futures Association and a registered futures commission merchant. The Company executes and clears securities and commodities transactions for customers. Certain transactions are cleared through other clearing brokers. Accordingly, the Company carries security accounts for customers and is subject to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer-owned assets and reserve requirements. The Company also carries customer commodity accounts and is subject to the segregation requirements pursuant to the Commodity Exchange Act.

The Company is 99.9% owned by Interactive Brokers Group LLC ("IBGLLC"). In addition to the Company, IBGLLC is comprised of the following companies: Timber Hill LLC ("THLLC"), , Timber Hill Europe AG ("THE"), Timber Hill Hong Kong Limited ("THHK"), Timber Hill Securities Hong Kong Limited ("THSHK"), Timber Hill Australia Pty Limited ("THA"), Timber Hill Canada Company ("THC"), Interactive Brokers Canada Inc. ("IBC") and Interactive Brokers (U.K.) Limited. THE is the parent company of Timber Hill (U.K.) Limited ("THUK").

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America and prevailing industry practice.

Use of Accounting Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2002. Actual results could differ from those estimates. Such estimates include estimated useful lives of equipment, estimated fair value of financial instruments and estimated contingency reserves.

Securities Owned
Securities are carried at fair value. Fair value is based on quotes received from various brokers dealers. Security transactions are recorded on a trade date basis. Unrealized gains or losses are recognized on a trade date basis. At December 31, 2002, the Company has German and French treasury notes with a market value of $25,423,688, which has been pledged under a repurchase agreement with THE. The Company also has $30,388,628 in U.S. Treasury bills that have been pledged with the Company's clearing organizations in the normal course of business.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations
Receivables from and payables to brokers, dealers and clearing organizations represent amounts from unsettled customer trading activities at December 31, 2002. The Company has $2,586,605, $647,372 and $865,896 in cash margin deposited with its foreign options and futures clearing brokers, Fortis Clearing Hong Kong Limited., Fortis Clearing Sydney Pty Ltd., and Cargill Investor Services, Ltd., respectively, for the purpose of facilitating clearance of customers' trades of foreign futures and options.

Collateralized Financing Arrangements
Securities purchased under agreement to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at contract value as, plus accrued interest as specified in the respective agreements. The Company's policy is to obtain possession of collateral, with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, this collateral is valued daily with additional collateral obtained or excess collateral returned when appropriate, as required through contractual provisions.

The Company borrows securities in order to facilitate customer settlements. Securities borrowed are recorded at the amount of cash collateral advanced. Interest is accrued at the stipulated contract rate. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other securities with the counterparty. The Company monitors the market value of securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary.

On the Statement of Financial Condition for the period ended December 31, 2002, any firm owned securities pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the securities are classified as securities pledged as collateral as required by Statement of Financial Accounting Standards ("SFAS") No. 140, "*Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a Replacement of FASB Statement No. 125*". There were $55,812,316 of such securities pledged at December 31, 2002. The market value of collateral received from counterparties amounted to $174,087,063 of which none has been repledged.

Property and Equipment
Property and Equipment primarily consists of technology hardware and software. Property and Equipment are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets. Net of accumulated depreciation and amortization, total plant property and equipment of $1,867,890 was included in Other assets at December 31, 2002.

Off Balance Sheet Transactions
The Company had no off balance sheet transactions outstanding at December 31, 2002.

New Accounting Pronouncements
In November 2002, the Financial Accounting Standards Board issued Financial Interpretation No. 45 ("FIN 45"), "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*", which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it issues. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 apply prospectively to guarantees issued after December 31, 2002 regardless of the guarantor's fiscal year-

end. The disclosure requirements in FIN 45 are effective for financial statements of any period ending after December 15, 2002.

In connection with its retail brokerage business, the Company performs securities and commodities execution, clearance and settlement on behalf of its customers for whom it commits to settle, with the applicable clearing houses, trades submitted by such customers. The Company stands ready to meet the obligations of its customers with respect to securities and commodities transactions. If the customer fails to fulfill its obligation, the Company must fulfill the customer's obligation with the trade counterparty. The Company is fully secured by assets in the customer's account as well as any proceeds received from the securities and commodities transaction entered into by the Company on behalf of the customer. No contingent liability is carried on the balance sheet for these transactions as they are fully collateralized.

In January 2003, the Financial Accounting Standards Board issued Financial Interpretation No. 46 ("FIN 46"), "*Consolidation of Variable Interest Entities*", which provides guidance to determine when enterprises should consolidate variable interest entities ("VIE's"). In general, a VIE is an entity whose equity investors either do not provide sufficient resources to enable the VIE to finance its activities without additional financial support from other parties, or lack decision making authority, the obligation to absorb the expected losses of the entity, or the right to receive the expected residual returns of the entity. FIN 46 requires that a VIE be consolidated by the party, referred to as the primary beneficiary, who is subject to a majority of the expected losses of the VIE or entitled to receive a majority of the expected residual returns of the VIE or both. FIN 46 is effective for any VIE's created after January 31, 2003 and applies in the first fiscal year after June 15, 2003 to VIE's in which an enterprise holds a variable interest that it acquired prior to February 1, 2003. The Company intends to adopt the provisions of FIN 46 as required in 2003 and such adoption will not have a material impact on the Company's financial statements.

3. SEGREGATION OF FUNDS

In accordance with the Commodity Exchange Act, the Company is required to segregate all monies, securities and property received to margin and to guaranty or secure the trades or contracts of customers in regulated commodities. At December 31, 2002, segregated funds exceeded such requirements by $10,753,545.

In accordance with CFTC regulation 30.7, the Company is required to segregate all monies, securities and property received to margin and to guaranty or secure the trades or contracts of customers on foreign boards of trade. At December 31, 2002, other assets aggregating $14,115,420 and cash and securities in the amount of $13,163,832 were segregated.

4. RESERVE REQUIREMENTS AND POSSESSION OR CONTROL REQUIREMENTS

In accordance with the Securities Exchange Act of 1934, the Company is required to maintain a separate bank account for the exclusive benefit of customers. At December 31, 2002, the Company held cash and securities segregated for the benefit of customers of $439,735,239.

5. FAIR VALUE DISCLOSURES

Due to the nature of its operations, substantially all of the Company's financial instrument assets comprise: cash, cash and securities segregated for federal and other regulations or deposited with

clearing organizations, securities purchased under agreements to resell, securities borrowed, and receivables from brokers, dealers and clearing organizations and other assets which are short term in nature and are reflected at amounts approximating fair value. Similarly, all of the company's financial instrument liabilities arise from customers, securities sold under agreements to repurchase and liabilities which are short term in nature and are reported at amounts approximating fair value.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17) which require that the Company maintain net capital, as defined, equal to 4% of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, as defined. (The Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits). At December 31, 2002, the Company had net capital of $78,425,767, which was $76,663,531 in excess of required net capital.

7. RELATED PARTY TRANSACTIONS

Interactive Brokers Group LLC

The Company is party to an agreement with IBGLLC whereby IBGLLC provides computer software development services on behalf of the Company. At December 31, 2002, the Company had a payable of $2,483,123 to IBGLLC, related to these services.

During 2002, the Company entered into an unsecured loan transaction with IBGLLC. Interest is calculated quarterly based on three month LIBOR rate, and paid at maturity of the loan. At December 31, 2002, the Company had an unsecured loan of $6,600,000 and an interest receivable of $20,841 from IBGLLC, which are included in Receivables from affiliates.

From time to time, and in the normal course of business, the Company and IBGLLC may incur and/or pay certain general and administrative expenses on each other's behalf (hereinafter referred to as intercompany "Advances"). At December 31, 2002, the Company had a payable to IBGLLC of $319,221 related to such advances.

Timber Hill LLC

The Company is party to an agreement with THLLC whereby THLLC provides administrative and operational services on behalf of the Company. At December 31, 2002, the Company had an administrative fee payable of $505,772 to THLLC.

The Company is party to an agreement with THLLC whereby THLLC provides trade execution and clearing services to the Company for U.S. futures and options transactions. The Company had a brokerage payable at December 31, 2002 to THLLC of $3,718,574, which is included in Due to affiliates.

The Company is also party to an agreement with THLLC for the execution of foreign currency trades. At December 31, 2002, the Company had a settlement payable of $400,503.

During 2002, the Company entered into securities borrowing transactions with THLLC. The Company had an interest receivable of $19,756 at December 31, 2002 related to these transactions, which is included in Receivables from affiliates. The securities borrowed balance with THLLC at December 31, 2002 was $30,486,802.

During 2002, the Company entered into resale transactions with THLLC. The Company had an interest receivable of $46,898 at December 31, 2002 related to these transactions, which is included in Securities purchased under agreement to resell. The securities purchased under agreements to resell balance with THLLC at December 31, 2002 was $42,046,898.

The Company has also entered into an agreement to execute security transactions for THLLC. At December 31, 2002, the Company had a fees receivable from THLLC of $2,038,554, related to such activity, which is netted against other items in Due to affiliates.

From time to time, and in the normal course of business, the Company and THLLC may incur and/or pay certain general and administrative expenses on each other's behalf. At December 31, 2002, the Company had a payable to THLLC of $295,824 related to such advances.

Timber Hill Europe

THE provides execution services on securities exchanges in various European countries on behalf of the Company. The amount payable to THE for brokerage at December 31, 2002 was $228,240 and is included in Due to affiliates.

During 2002, the Company entered into an unsecured loan transaction with THE with quarterly interest settlement based on three month Euro LIBOR. At December 31, 2002, the Company had an unsecured loan of EUR8,000,000 and interest of EUR42,064 receivable from THE, which are included in Receivables from affiliates. On January 13, 2003, the loan was paid down by THE.

From time to time, and in the normal course of business, the Company and THE may incur and/or pay certain general and administrative expenses on each other's behalf. At December 31, 2002, the Company had a payable to THE of $370,285 related to such advances included in Due to affiliates.

Interactive Brokers Canada Inc.

The Company has entered into an agreement to execute and clear security transactions for customers of IBC. At December 31, 2002, the Company had brokerage fees receivable from IBC of $656,410, related to such activity, which is included in Receivables from affiliates. At December 31, 2002, the Company had advances for brokerage fees payable to IBC of $728,500, which are included in Due to affiliates.

Interactive Brokers (U.K.) Limited

The Company has entered into an agreement to execute and clear security transactions of IBUK. At December 31, 2002, the Company had brokerage fees payable to IBUK of $168,638, which is included in Due to affiliates.

Additionally, the Company has payables due to THUK, THSHK and THA in the amounts of $6,369, $67,580, and $168, respectively, included in Due to affiliates. These payables consist of certain general and administrative expenses paid by the respective affiliates on behalf of the Company. Also, THC and IBC have advances from the Company of $72 and $303,088 respectively, which are included in Receivables from affiliates.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

February 14, 2003

Interactive Brokers LLC
Two Pickwick Plaza
Greenwich, CT 06830

In planning and performing our audit of the financial statements of Interactive Brokers LLC (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 14, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP